Exhibit 99.1

Qunar Receives Final Judgment in Its Dispute With eLong

BEIJING, July 1, 2015 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (NASDAQ:QUNR) (“Qunar” or the “Company”), today announced that it has received the final judgment (the “Final Judgment”) from the Beijing High People’s Court (the “Court”) with respect to the contract dispute relating to an Inventory Distribution Agreement for hotels with eLong, Inc., which was previously described in the Company’s annual report on Form 20-F for the fiscal year of 2014. The Company does not believe that the Final Judgment will have any material impact on its future business, results of operations or financial condition.

In the Final Judgment, the Court upheld the prior judgment of the Beijing No. 1 Intermediate People’s Court from January 1, 2015 that (i) our subsidiary, Beijing Qunar Software Technology Co., Ltd. (“Beijing Qunar”) shall credit to the advertisement account opened at Beijing Qunar by eLongNet Information Technology (Beijing) Co., Ltd. (“eLongNet”), a subsidiary of eLong, Inc., the amount of RMB52,335,369 (approximately US$8.5 million) corresponding to the period up to September 30, 2014; and RMB36,450,000 (approximately US$6.0 million) for the period from October 1, 2014 through June 30, 2015; (ii) eLongNet shall pay Beijing Qunar a commission of RMB8,127,400 (approximately US$1.3 million) due under the Inventory Distribution Agreement; and (iii) the Inventory Distribution Agreement shall continue to be performed by both parties. The Court also ordered Beijing Qunar to pay eLongNet RMB227,599 (US$37 thousand) in legal fees, and apportioned court fees between the parties.

In the three months ended December 31, 2014, the Company has already recorded in its financial results a one-time loss provision relating to this lawsuit. The Company does not believe that the Final Judgment will have any material impact on its future business, results of operations or financial condition. The Company continues to expand its hotel direct segment, which is the substantial majority of the Company’s hotel business, and the Final Judgment will not impact the Company’s ability to continue to grow this important segment.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Qunar

Qunar is China’s leading mobile and online travel platform. With a commitment to building a travel ecosystem serving the entire travel industry value chain, Qunar is evolving the way people travel in a world increasingly enabled by technology. Qunar addresses the needs of Chinese travelers and travel service providers by efficiently matching industry supply and demand through its proprietary technologies. By providing technology infrastructure for travel service providers on mobile and online platforms, Qunar integrates and offers the most comprehensive selection of travel products and the most convenient means to complete desired transactions for Chinese travelers.

Qunar means “where to go” in Mandarin Chinese.

CONTACT: For investor inquiries, please contact:

Xiaolu Zhu

Investor Relations

Qunar Cayman Islands Limited

Tel: +86-10-5760-3609

Email: ir@qunar.com